April 21, 1997



Barringer Technologies Inc.
219 South Street
Murray Hill, New Jersey 07974

Dear Sirs:

     In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 437,875 shares (the "Option Shares") of common stock, par value $.01 per share (the "Common Stock"), of Barringer Technologies Inc., a Delaware corporation (the "Company"), to be issued and sold pursuant to the Company's 1990 Stock Option Plan (the "Plan") and certain individual stock option agreements between the Company and certain of its employees and non-employee directors (the "Agreements"), we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purpose of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, when the Option Shares have been duly issued as contemplated by the Plan and the Agreements in exchange for payment in full of the exercise price therefor,and assuming that the number of shares of Common Stock then outstanding does not exceed the number of shares of Common Stock then authorized, such Option Shares will be duly authorized, validly issued, fully-paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form S-8 regarding the shares of Common Stock to be issued and sold under the Plan and the Agreements, respectively. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                     Very truly yours,

                                    /s/ LOWENSTEIN SANDLER
                                          KOHL FISHER & BOYLAN, P.A.